May 3, 2016

VIA EDGAR

Emily C. Drazan

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Emily C. Drazan
Staff Attorney

Re:	Appliqate Inc.
Offering Statement on Form 1-A
Filed April 1, 2016
File No. 024-10540

Dear Ms. Drazan:

In response to your correspondence of April 27, 2016, Appliqate, Inc (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of April 27, 2016, the Company responds as follows:

General

1. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. As it appears that you are a shell company, please prominently disclose at the onset of your offering circular that Appliqate Inc. is currently a shell company.

Response: See revisions to the “Company” section of the circular at p.10.

12465 SOUTH FORT STREET SUITE 240, DRAPER, UT 84020 ▪ (801) 203-3978 ▪ APPLIQATE.COM

2. Please confirm that the company is not a blank check company for purposes of Rule 419 of the Securities Act, and provide us with the analysis whereby you made your determination. Please refer to Rule 251(b)(3) of Regulation A, which addresses issuer eligibility. As appropriate, please revise your offering circular to disclose that the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Response: Requested analysis below….

Rule 419 states at subsection (2):

(2) For purposes of this section, the term “blank check company” shall mean a company that:

(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

Rule 251(b)(3) of Regulation A states:

(b) Issuer. The issuer of the securities:

(3) Is not a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified company or companies;

Applying the foregoing to the Applicant, while Appliqate is a new company, it has a specific business plan and purpose (as elaborated in the “Business” section of the circular at p.10), and its business plan is NOT “to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”

Part II

3. We note your disclosure on the offering circular cover page that you are offering a minimum of 1,000,000 shares and maximum of 100,000,000 shares. Please also disclose on the cover page when the offering will end, any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust, or similar account. Please refer to Part I, Item 2 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K. Also clarify that if the minimum is not met by the specified date, you will return all funds to investors promptly. Lastly, please clarify whether purchases by affiliates will count toward the minimum offering.

Response:

●	When the offering will end: May 15, 2017 (as revised on the circular cover page).

●	Minimum purchase requirements: None. (as revised on the circular cover page).

●	Arrangements to place the funds in an escrow, trust, or similar account: No shares will be sold unless at least a minimum of 1,000,000 shares of common stock have been sold no later than October 1, 2016. All monies collected for subscriptions will be held in a separate escrowed bank account at a nationally chartered bank, until the total amount of 1,000,000 shares has been sold (previously disclosed in “PLAN OF DISTRIBUTION” section, now added to cover page).

●	The language “If the minimum offering is not met by October 1, 2016, the Issuer will return all funds to investors promptly.” has also been added to the cover page.

●	The language “Purchases by affiliates will count toward the minimum offering” has also been added to the cover page.

PO BOX 1832 DRAPER UTAH 84020 ▪ TEL. 801-871-JACK (5225) ▪ FAX 801-365-9731 ▪ JACK@BRANNELLYLAW.COM

4. You disclose on the offering circular cover page that your offering circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A, which means you are providing the information required by Part I of Form S-1. However, portions of the narrative disclosure in your offering circular appear to follow the Offering Circular format of Form 1-A. Please confirm which disclosure format you are following, since it is unclear based on the disclosure provided if you intend to follow the format of Part I of Form S-1. Please note that you should look to the specific requirements of the format you have chosen in providing the disclosure in your offering circular.

Response: The statement indicating the Company is following the circular format described in Part II (a)(1)(ii) of Form 1-A, was placed in error. It is corrected in the revised application.

Risk Factors

We will continue to incur certain costs as a result of being a public company and in the administration of our organization structure, page 6.

5. Please revise your disclosure to clarify that despite the on-going reporting requirements from conducting a Tier 2 offering under Regulation A, the company will not be “public” once this offering circular is qualified or subject to the Sarbanes-Oxley Act.

Response: The cited risk factor language and supporting paragraph have been revised as follows:

We will continue to incur certain costs as a result of conducting a Tier 2 offering under Regulation A and in the administration of our organizational structure.

After the offering, we may incur higher legal, accounting, insurance and other expenses than at the level we are currently experiencing. We also have incurred and will continue to incur costs associated with conducting a Tier 2 offering under Regulation A and related rules implemented by the Securities and Exchange Commission (“SEC”). Despite the on-going reporting requirements from conducting such an offering, the company will not be “public” once this offering circular is qualified or subject to the Sarbanes-Oxley Act.

Use of Proceeds, page 10

6. Please expand your disclosure to describe any material changes to the use of proceeds if all of the securities being qualified on the offering statement are not sold.

Response: The following clarifying language has been added to “Use of Proceeds”:

PO BOX 1832 DRAPER UTAH 84020 ▪ TEL. 801-871-JACK (5225) ▪ FAX 801-365-9731 ▪ JACK@BRANNELLYLAW.COM

“If all of the securities being qualified in this offering statement are not sold, it will not materially affect the use of proceeds as described above—the stated uses would receive less aggregate funding, but the allocations would remain substantially similar.”

Business, page 10

7. Please substantially expand your disclosure to describe the business done and intended to be done by the issuer and the general development of the business since inception. As one example, in your Management’s Discussion and Analysis there is mention of a subscription text marketing program and a text based rewards program. Please discuss these aspects of your business and their development status. In expanding your disclosure, you may wish to refer to Part I, Item 11 of Form S-1 and Item 101(h) of Regulation S-K.

Response: This section has been expanded substantially. Please refer to the revised circular.

8. We note the company has a goal to become an Inc. 500 company during 2016. Please clarify what parameters and goals would reasonably allow you to achieve this status in 2016.

Response: The stated goal referring to 2016 is a typographical error. The intended target year is 2017. The parameters and goals supporting this goal are set forth in the revised circular.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

9. Please expand your disclosure to provide to investors information relevant to an assessment of your financial condition and results of operations as determined by evaluating the amounts and certainty of cash flows from operations and from outside sources. Discuss material events and uncertainties known to management that will have an impact on future operating results or of future financial condition. For example, disclose that you are a development stage company and discuss your plan of operations, including capital commitments and planned uses of the minimum proceeds from the offering. As another example, discuss your current and planned sources of revenues and related expenses. You may wish to refer to Item 303(a) of Regulation S-K.

Response: This section has been expanded. Please refer to the revised circular.

Management, page 12

10. Please expand your disclosure to briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and significant employee, including: each person’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Please also identify your directors. You may wish to refer to Item 11, Part I of Form S-1 and Item 401 of Regulation S-K.

Response: This section has been expanded. Please refer to the revised circular.

PO BOX 1832 DRAPER UTAH 84020 ▪ TEL. 801-871-JACK (5225) ▪ FAX 801-365-9731 ▪ JACK@BRANNELLYLAW.COM

Exhibits

11. Please file your escrow agreement which has been executed in connection with the Regulation A offering. Please refer to number 8 of Item 17 Description of Exhibits in Form 1-A.

Response: The draft Escrow agreement will be uploaded with this letter and will be executed upon qualification.

12. Please provide an opinion regarding the legality of the securities covered by the offering statement. Please refer to number 12 of Item 17 Description of Exhibits in Form 1-A.

Response: The legal opinion letter will be uploaded with this letter.

13. Please provide a consent from your Independent Accounting Firm to include their audit report in the document. Please refer to number 11(a) of Item 17 Description of Exhibits in Form 1-A.

Response: The consent will be uploaded with this letter.

Very truly yours,

David Anderson, CEO

Appliqate, Inc

PO BOX 1832 DRAPER UTAH 84020 ▪ TEL. 801-871-JACK (5225) ▪ FAX 801-365-9731 ▪ JACK@BRANNELLYLAW.COM